Exhibit 1.01

CONFLICT MINERAL REPORT OF KEY TECHNOLOGY, INC.
IN ACCORD WITH RULE 13p - 1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Introduction

This is the Conflict Minerals Report of Key Technology, Inc. (the "Company”) for calendar year 2014 prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Numerous terms in this Report are defined in Rule 13p-1 and the instructions to Form SD, and the reader is referred to those sources and to 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions. This Report has been included as an exhibit to our Form SD as required by Rule 13p-1.

For calendar 2014, we determined that our products were "DRC conflict undeterminable." None of the conflict minerals contained in our products were determined by us to directly or indirectly finance or benefit armed groups in the Democratic Republic of Congo (the "DRC") or an adjoining country.

About Key Technology and its Products

We are an international leader in the design and manufacture of process automation systems for the food processing, industrial and pharmaceutical markets. We have facilities in the United States, the Netherlands, Belgium, Australia and Mexico. Our products are categorized as follows:

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Automated Inspection Systems - Automated inspection systems are used in various applications to detect and remove defects and foreign material from the product stream to help processors improve quality and increase the value of their end product. Our advanced vision systems find and remove foreign material with cameras and laser sorting technology.

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Vibratory Conveyor Systems - Our vibratory conveyor systems utilize gentle material handling to convey, dewater, transfer, distribute, align, feed, meter, sort and separate product, including fruit, vegetables, nuts, and snack foods.

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Processing Systems - Our processing systems include mechanical sizing, sorting, separating, and grading equipment that help processors meet precise quality and appearance specifications and ensure consistency in whole and sliced fruits and vegetables. Our custom-designed processing equipment may also blanch, cook, pasteurize, cool, clean, wash and polish products.

Key Technology, Inc. Conflict Minerals Policy

Tantalum, tungsten, tin, and gold are metals widely used by the electronics industry. We are concerned about the potential that the mining and trade of these metals is fueling military conflict, related human rights violations, and environmental degradation in certain regions of the DRC and adjoining countries (the “Covered Countries”). Accordingly, we have adopted a Conflict Minerals Policy.
We are committed to sourcing materials from companies that share our values around human rights, ethics, and environmental responsibility. We expect our suppliers to comply with our Conflict Minerals Policy and our Supplier Code of Conduct which has been modified to prohibit the use of conflict minerals that are known to fund armed conflict and human rights atrocities in the Covered Countries. It is important to note that the definition of conflict minerals includes tantalum, tungsten, tin, and gold, regardless of the source of the minerals. We have not prohibited the use of all conflict minerals; just those from sources used to support armed conflict and human rights atrocities in the Covered Countries.
We are committed to complying with our reporting obligations under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the related rules and regulations issued by the U.S. Securities and Exchange Commission (the "Conflict Minerals Rule"), including the requirement that we conduct inquiries and perform due diligence on the source of any conflict minerals included in our products.
The Company is supportive of industry efforts by the Electronics Industry Citizenship Coalition (the "EICC") and the Global e-Sustainability Initiative (the "GeSI") to enable companies to source conflict-free minerals, including the Conflict-Free Smelter Program ("CFSP"), which requires smelters wishing to be designated as conflict-free to obtain third-party validations certifying that the smelter sources only conflict-free minerals.

Suppliers of metals used in the Company’s products must represent that they are making efforts to comply with the Conflict Minerals Rule and will not knowingly procure conflict minerals that are known to support armed conflict and human rights atrocities.
Key Technology Conflict Minerals Program

In accordance with Rule 13p-1, we performed due diligence to seek to determine whether our necessary conflict minerals were or were not “DRC conflict free” or “DRC conflict undeterminable.” We designed our due diligence measures to be in conformity, in all material respects, with the applicable criteria set forth in the Organisation for Economic Co-operation and Development's (the "OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as supplemented by the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold, Second Edition 2013 (the “OECD Framework”). The five major steps within the OECD Framework include:

1.	Establishing strong management systems

2.	Identification and assessing risk in the supply chain

3.	Designing and implementing a strategy to respond to identified risks

4.	Carrying out independent third-party audit of supply chain due diligence at identified points in the supply chain; and

5.	Reporting on supply chain due diligence

Our implementation of these elements of the OECD Framework during the calendar year 2014 is discussed below.

Calendar 2014 Conflict Minerals Supply Chain Due Diligence

1.	Establishing strong management systems

•	We have created a team of senior staff under the Senior Director of Global Operations charged with carrying out our Conflict Minerals compliance strategy.

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We continued to educate and train those of our personnel responsible for compliance with our Conflict Minerals Policy and program globally. This includes personnel from various departments within the Company, including procurement, finance and reporting, research and development and engineering, working under the supervision of our Senior Director of Global Operations.

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We maintained business records related to conflict minerals due diligence, including records of due diligence processes, findings and resulting decisions, that will be maintained for a least five years.

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We continue to communicate our Conflict Minerals Policy and Supplier Code of Conduct to our suppliers and other stakeholders. This includes making our Conflict Minerals Policy and related information about our efforts in this area publicly available.

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We continued to monitor the activities of industry-wide trade organizations addressing the objective of creating more responsible supply-chains. In particular, the EICC and GeSI, which together have developed the Conflict-Free Sourcing Initiative (CFSI) that includes the CFSP.

2.	Identification and assessing risk in the supply chain

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We performed a supplier risk assessment designed to identify and assess risks attributable to conflict minerals sourcing. This included the annual evaluation of our supplier base for identification of suppliers that are known or believed to supply products containing conflict minerals as well a communication of this risk assessment to Company management. As part of this process, we are establishing ongoing procedures to evaluate new suppliers and components in our supply chain to determine if conflict minerals may be contained in these components and whether the supplier has established that those mineral are DRC conflict free. These and other risk-based factors determined which of our suppliers received inquiries from us regarding conflict minerals. This identification process resulted in a list of 142 suppliers. These suppliers received supplier questionnaires based on the Conflict Minerals Reporting Template developed by the CFSI.

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We performed the annual reasonable country of origin inquiry ("RCOI") of the Company's suppliers who are known or believed to potentially supply products to the Company containing conflict minerals. The findings of this supply chain risk assessment have been communicated to our Vice President and CFO and President and CEO The results of the RCOI were as follows:

Inquiry Response Rate

The following table summarizes the response rates for the 142 suppliers that were identified:

Inquiry Response Rate	Percent
Response	63%
Non-response	37%

Our suppliers were given a reasonable time frame to respond to our inquiries. We followed-up with non-responsive suppliers to communicate the importance of their cooperation with this process. For non-responding suppliers whose products were not known to contain conflict minerals, we determined that no further action was necessary. For non-responding suppliers whose products were known to contain conflict minerals, we visited the supplier's website, if any, and reviewed corporate policy statements related to conflict minerals when available.
Presence of Conflict Minerals

Of the 90 suppliers who responded to our inquiry, the following table summarizes the representations regarding the presence of any of the four conflict minerals in their products:

Suppliers Disclosing Presence Of Conflict Minerals In Their Products	Percent
Yes	62%
No	35%
Unknown	3%

For those suppliers who responded that they did not know whether their products contained conflict minerals, we considered other information disclosed in their conflict minerals reporting forms, including the status of their supplier inquiries, adoption of a conflict minerals policy, and other due diligence measures the supplier may have taken to determine whether their products contain any of the conflict minerals as well as the source and origin of these conflict minerals, if present in their products.

Origin of Necessary Conflict Minerals

The following table summarizes the responses we received from the 56 suppliers who reported that conflict minerals were present in their products regarding the origin of the conflict minerals:

Origin of Conflict Minerals Disclosed	Percent
Not from Covered Region or from Recycled/Scrap	34%
Unknown	66%
From Covered Region and not from Recycled/Scrap	0%

For those suppliers who responded that their products did not contain conflict minerals that were sourced from the Covered Countries or that came from recycled or scrap sources, we did not conduct any further due diligence. We will continue to obtain annual representations from suppliers.

For those suppliers who responded that they did not know the origin of their conflict minerals, we considered other information disclosed in their conflict minerals reporting forms, including the status of their supplier inquiries, conflict minerals policy, smelters identified, and other due diligence measures they have taken to determine the source and origin of the conflict minerals present in their products.

3.	Designing and implementing strategy to respond to identified risks

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We continue to work with any of our suppliers who have responded that they are unable to determine the existence, origin or conflict-free status of any conflict minerals that may be contain in products they supply to us. This may include following up with appropriate supplemental questions, working directly with suppliers to obtain information regarding their RCOI processes, or working directly with our suppliers' supply chains, if feasible. If certain of our suppliers continue to be unable to comply with our conflict-free policies, we will continue to perform a risk-based assessment as to whether we believe there is a risk that the products the supplier supplies to us are not conflict free. If a supplier remains non-compliant, we will evaluate our options, including but not limited to reassessment of the supplier relationship.

4.	Carrying out independent third-party audit of supply chain due diligence at identified points in the supply chain; and

•	In connection with our due diligence, we utilized information made available by the Conflict-Free Sourcing Initiative concerning independent third-party audits of smelters and refiners.

5.	Reporting on supply chain due diligence

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We have filed a Form SD and this Conflict Minerals Report for the Relevant Period with the Securities and Exchange Commission and made available on our website the Form SD and this Conflict Minerals Report.

Product Status and Information

Based on the information that was provided by our suppliers and otherwise obtained through the due diligence process, we believe that, to the extent reasonably determinable by us, the facilities that were used to process the conflict minerals contained in our products included the smelters and refiners listed below:

Conflict Mineral	Smelter/Refiner Name	Smelter/Refiner Facility Location	CFS Certified (Y/N)
Tantalum	Global Advanced Metals Boyertown	United States	Y
Tantalum	H.C. Starck Hermsdorf GmbH	Germany	Y

We do not have sufficient information to determine the country of origin of the conflict minerals contained in our products. The smelters identified above have been certified as being conflict free under the CFS Program. For the smelters identified as being certified and conflict free under the CFS Program; we obtained a copy of the smelters' conflict minerals policies and confirmed that they were listed as compliant under the CFS program website.

The following is a description of our products and their conflict status based on the results of our due diligence:

Product Category	Product Description	Conflict Status
Automated Inspection Systems	Optical sensors, electronics, electrical, pneumatic, mechanical, stainless steel, motors, gears, plastic belts and glass.	DRC Conflict Undeterminable
Vibratory Conveyor Systems	Stainless steel, motors, gears, vibrator motors, pneumatic, plastic, belts, composite material, rubber.	DRC Conflict Undeterminable
Processing Systems	Stainless steel, motors, gears, vibrator motors, pneumatic, plastic, belts, composite material and rubber.	DRC Conflict Undeterminable

On the basis of the due diligence measures described above, we are unable to determine whether or not various components and materials which contribute to the product categories described above are DRC conflict free. We are making this determination because of our multi-tier supply chain and because we do not have sufficient information from suppliers or other sources to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycled or scrap sources, were DRC conflict free or have not been found to be DRC conflict free. Further, on account of this lack of information, we are unable to determine and to describe all of the facilities used to process those necessary conflict minerals or their country of origin. Our efforts to determine the mines or location of origin with the greatest possible specificity included the use of the due diligence measures described above. As a result, we have determined that the status of our products for calendar 2014 is DRC conflict undeterminable and no independent private sector audit of our conflict mineral report was required during the temporary period, as defined by the Conflict Minerals Rule. None of our products were determined by us to contain conflict minerals that directly or indirectly financed or benefited an armed group in the Covered Countries.